# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BLUE GOLD LTD., CIK 0002019435
CUSIP: G1331C104
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman, Cayman Islands (E9), KY1-1108
Date of event which requires filing of this statement: 07/16/2025
Filed by CIK 0002076016
Persons authorized to receive notices and communications: Carla Parsons, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman, Cayman Islands (E9), KY1-1108, 44 (0) 7487 799481

## Reporting persons
- Andrew Cavaghan (CIK 0002076016): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 7,077,449; shared voting power 1,231,780; sole dispositive power 5,552,498; shared dispositive power 7,077,449; aggregate amount beneficially owned 7,084,229 (23.18% of the class)
  Comment: Does not include 1,738 shares held by Ms. Elizabeth Cavaghan, Mr. Cavaghan's spouse, over which Mr. Cavaghan does not have voting or investment control. Mr. Cavaghan disclaims beneficial ownership over such shares.
- BCMP Services Limited: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 1,225,000; sole dispositive power 0; shared dispositive power 1,225,000; aggregate amount beneficially owned 1,225,000 (4% of the class)
  Comment: Mr. Cavaghan is a 50% shareholder in BCMP Services Limited.
- Pegasus Capital Limited: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 2,656,965; shared voting power 0; sole dispositive power 2,656,965; shared dispositive power 0; aggregate amount beneficially owned 2,656,965 (8.7% of the class)
  Comment: Mr. Cavaghan is the sole owner of Pegasus Capital Limited.
- Pegasus Capital Holdings Limited: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 6,780; sole dispositive power 0; shared dispositive power 6,780; aggregate amount beneficially owned 6,780 (0.02% of the class)
  Comment: Mr. Cavaghan is a 50% shareholder of Pegasus Capital Holdings Limited.
- Ms. Elizabeth Cavaghan: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 1,738; shared voting power 6,780; sole dispositive power 1,738; shared dispositive power 6,780; aggregate amount beneficially owned 8,518 (0.03% of the class)
  Comment: Ms. Elizabeth Cavaghan is Mr. Cavaghan's spouse and 50% shareholder in Pegasus Capital Holdings Limited.
- Blue Gold Holdings Ltd.: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 2,200,000; shared voting power 0; sole dispositive power 2,200,000; shared dispositive power 0; aggregate amount beneficially owned 2,200,000 (7.2% of the class)
  Comment: Mr. Cavaghan is the sole director of Blue Gold Holdings Ltd.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: BLUE GOLD LTD.
Address of issuer's principal executive offices: 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman, Cayman Islands (E9), KY1-1108

## Item 2. Identity and Background
Name of person filing: This Amendments is being jointly filed by Andrew Cavaghan, Elizabeth Cavaghan, BCMP Services Ltd. ("BCMP Services"), Pegasus Capital Limited ("Pegasus Capital"), Pegasus Capital Holdings Limited ("Pegasus Capital Holdings,") and Blue Gold Holdings Ltd. ("BGHL" and, collectively, the "Reporting Persons").
Residence or business address: The business address of the Reporting Persons is 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman, KY1-1108, Cayman Islands.
Present principal occupation or employment:
Mr. Cavaghan, a natural person, is (i) the Chief Executive Officer and member of the board of directors of the Issuer, (ii) a 50% shareholder and director of BCMP, (iii) the sole shareholder of Pegasus Capital, (iv) a 50% shareholder of Pegasus Capital Holdings and (v) the sole director of BGHL. Ms. Cavaghan, a natural person, is Mr. Cavaghan's spouse.

BCMP Services, a private company limited by shares formed under the laws of England and Wales, provides management services to Blue International Holdings group. Blue International Holdings group was co-founded by Mr. Cavaghan to raise and invest in energy and mining projects in sub-Saharan Africa. BCMP Services is 50% owned by Mr. Cavaghan and 50% owned by Mark Green. Mr. Green also serves as a director of BCMP Services.

Pegasus Capital, a Cayman Islands exempted company limited by shares, is principally engaged in the business of investing in and holding the securities of the Issuer and other companies. Pegasus Capital Holdings, a private company limited by shares formed under the laws of England and Wales, is principally engaged in the business of investing in and holding the securities of the Issuer and other companies. Pegasus Capital Holdings is 50% owned by Mr. Cavaghan and 50% owned by Ms. Cavaghan.

BGHL is a company incorporated in the United Kingdom, with the intent to acquire, develop, finance, license, and operate gold mines. BGHL's initial activities are focused on the Ashanti Gold Belt located in Ghana. BGHL is a wholly-owned subsidiary of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Cavaghan and Ms. Cavaghan are citizens of the United Kingdom. BCMP Services, Pegasus Capital, Pegasus Capital Holdings and BGHL are organized in the jurisdictions set forth in Item 2(c) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On June 25, 2025, the Issuer entered into a business combination (the "Business Combination") pursuant to the Second Amended and Restated Business Combination Agreement, dated as of June 12, 2024, and further amended on November 7, 2024, January 8, 2025, March 28, 2025, April 20, 2025, May 8, 2025 and June 10, 2025, by and among the Issuer, Perception Capital Corp. IV, a Cayman Islands exempted company limited by shares, formerly known as RCF Acquisition Corp. ("Perception Capital"), and BGHL (the "BCA"). Pursuant to the transactions contemplated by the BCA, Perception merged with and into the Issuer, such that, following the completion of all such transactions, the Issuer became a publicly-reporting company.

In connection with the transactions contemplated by the BCA, Blue Perception Capital LLP, a private limited partnership, and the registered owner of the majority of the shares in BGHL as trustee for a trust (the "Trust") established for the benefit of former shareholders of Future Global Resources ("FGR") and shareholders of BGHL, facilitated the exchange of the shares held in such trust for Ordinary Shares of the Issuer. FGR is the former leaseholder of certain mining assets, primarily mining leases, on an exploration stage property in the Ashanti gold belt of Ghana, the Bogoso Prestea gold mine, which is currently leased to BGHL.

Each of Mr. Cavaghan, Ms. Cavaghan (a former employee of BCMP Services) and Pegasus Capital received shares in FGR, which were contributed to the Trust and later exchanged for Ordinary Shares in connection with the Business Combination.

The share beneficially held by Pegasus Capital Holdings were acquired through the acquisition of a loan to a member of the Blue International Holdings group for cash, and subsequent conversion of that loan into shares in FGR. This shareholding entitled Pegasus Capital Holdings to a position in the Trust, such that Pegasus Capital Holdings' existing shares were exchanged for Ordinary Shares of the Issuer in connection with the Business Combination.

BCMP Services acquired Preference shares in Perception using funds generated from providing services to FGR. BCMP Services subsequently issued options to purchase 100% of such shares, which will be transferred to the unaffiliated purchasers of such options upon exercise. Such options were converted into options to purchase Ordinary Shares in connection with the Business Combination. All conditions precedent for exercise have been met, with an exercise price of $0.06 per Ordinary Share in the Issuer.

BGHL acquired Preference shares in Perception pursuant to the terms of that certain Preferred Stock Purchase Agreement between BCMP Services and BGHL, dated April 9, 2025, pursuant to which BCMP Services sold 110,000 Preference shares to BGHL for aggregate consideration of $126,385, which converted into 2,200,000 Ordinary Shares of the Issuer in connection with the Business Combination.

On July 16, 2025, each of Mr. Cavaghan, Ms. Cavaghan. Pegasus Capital and Pegasus Capital Holdings acquired additional Ordinary Shares in a distribution by Blue Holdings International Ltd. to certain exiting shareholders of the Issuer in regard to certain Preference shares that were previously contributed by such Reporting Persons to the Trust.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Ordinary Shares for investment purposes.

The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Ordinary Shares reported herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses to this Item 5 and the information on the cover page are based on 30,571,764 Ordinary Shares outstanding as of July14, 2025 as reported in the Issuer's Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission on July 17, 2025.

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

The Reporting Persons may be deemed to have, in the aggregate, beneficial ownership of 6,783,993 Ordinary Shares, which represents approximately 22.19% of the Issuer's outstanding Common Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons may be deemed to have, in the aggregate, beneficial ownership of 7,084,229.00 Ordinary Shares, which represents approximately 23.19% of the Issuer's outstanding Common Shares. Andrew Cavaghan has sole voting power over 7,077,449.00 Ordinary Shares; shared voting power over 1,231,780.00 Ordinary Shares; sole dispositive power over 7,077,449.00 Ordinary Shares and shared dispositive power over 1,231,780.00 Ordinary Shares. BCMP Services Limited has shared voting and dispositive power over 1,225,000.00 Ordinary Shares. Pegasus Capital Holdings has sole voting and dispositive powers over 2,593,430.00 Ordinary Shares. Pegasus Capital Holdings has shared voting and dispositive power over 6,780.00 Ordinary Shares. BGHL has sole voting and dispositive power over 2,200,000.00 Ordinary Shares. Ms. Elizabeth Cavaghan has sole voting and sole dispositive power over 1,738.00 Ordinary Shares and shared voting and dispositive power over 5,170.00 Ordinary Shares. The information provided under Item 2 of this 13D is hereby incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: The Reporting Persons acquired all of the Ordinary Shares to which this Amendment relates in connection with the closing of the Business Combination.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the Ordinary Shares beneficially held by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Joint Filing Agreement

## Signatures
- Andrew Cavaghan: /s/ Andrew Cavaghan, Andrew Cavaghan (07/17/2025)
- BCMP Services Limited: /s/ Andrew Cavaghan, Andrew Cavaghan/Member (07/17/2025)
- Pegasus Capital Limited: /s/ Andrew Cavaghan, Andrew Cavaghan/Director (07/17/2025)
- Pegasus Capital Holdings Limited: /s/ Andrew Cavaghan, Andrew Cavaghan/Director (07/17/2025)
- Ms. Elizabeth Cavaghan: /s/ Elizabeth Cavaghan, Elizabeth Cavaghan (07/17/2025)
- Blue Gold Holdings Ltd.: /s/ Andrew Cavaghan, Andrew Cavaghan/Director (07/17/2025)